Exhibit 99.1

Evogene Announces Completion of Transaction for the Sale of
Lavie Bio’s Activity to ICL

Rehovot, Israel – July 8, 2025 – Evogene Ltd. (Nasdaq, TASE: EVGN), a leading computational biology company utilizing cutting-edge artificial intelligence and predictive biology to drive innovation in life-science product development, today announced the successful completion and closing of the previously disclosed transaction involving the divestiture of the majority of the activities and assets of its ag-biologicals subsidiary, Lavie Bio Ltd., to ICL Group Ltd. (NYSE, TASE: ICL). As part of the transaction, Evogene has also transferred to ICL its proprietary MicroBoost AI for AG platform, which is used to accelerate microbial product development in the agriculture sector.

Pursuant to the definitive agreement originally announced on April 21, 2025, ICL has acquired Lavie Bio’s proprietary Biology Driven Design (BDD) technology platform, microbial bank, pipeline of advanced development programs, and current commercial product offerings. In addition, Lavie Bio’s core personnel will transfer to ICL. Concurrently, Evogene has divested its MicroBoost AI Tech-Engine for Agriculture, a computational engine designed to optimize microbial discovery and development through artificial intelligence, for additional consideration.

It is important to note that Lavie Bio’s existing strategic partnerships and commercial agreements are not part of this transaction and will remain under Lavie Bio’s ownership. These agreements may yield future revenues for the benefit of Lavie Bio's shareholders.

Ofer Haviv, Chief Executive Officer of Evogene, stated: “The successful completion of this transaction with ICL, a global leader in agricultural technology and crop nutrition, represents a strategic milestone for Evogene. We believe that combining Lavie Bio’s innovative capabilities with ICL’s global reach and operational expertise will significantly advance the ag-biologicals sector and contribute to the development of sustainable agricultural solutions. This divestment is in line with our broader corporate strategy to unlock the intrinsic value of our subsidiaries and technology."

Dr. Elinor Erez, VP R&D of Growing Solutions, ICL, stated: “This strategic acquisition of Lavie Bio reflects ICL’s continued drive to lead the global ag-biologicals market. By integrating Lavie Bio’s platform with ICL’s R&D expertise in plant nutrition solutions, global sales network, and field-based agronomy teams, we are strengthening our ability to deliver the next generation of biological solutions. This move enhances our end-to-end innovation pipeline and reinforces ICL’s role in advancing sustainable agriculture at scale.”

About Evogene Ltd.
Evogene is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost. Evogene established three unique technological engines – MicroBoost AI, ChemPass AI, and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., ag-chemicals by AgPlenus Ltd., and ag-biologicals by Lavie Bio Ltd. For more information, please visit www.evogene.com.

Forward Looking Statements
This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may,” “could,” “expects,” “hopes,” “intends,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates,” “demonstrates,” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when they discuss Lavie Bio’s future operation and commercialization of its ag-biological solutions at scale, and future revenues resulting from the assets which are not acquired by ICL. Such statements are based on current expectations, estimates, projections, and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance, or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel, Hamas, and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements, or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections, and assumptions.

Evogene Investors Relations Contact:
Email: ir@evogene.com
Tel: +972-8-9311901